Viceroy Exploration Ltd.

News Release #2005.01

TSX Venture Exchange: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 www.viceroyexploration.com

NEWS RELEASE
VICEROY EXPLORATION ENCOUNTERS HIGH-GRADE
GOLD INTERSECTIONS AT QUEBRADA DEL DIABLO

Vancouver, British Columbia, January 5, 2005 - Viceroy Exploration Ltd. (the "Company") is pleased to report results from the first four diamond drill holes of the current program on its 100%-owned Gualcamayo gold project in San Juan Province, Argentina. These four holes, drilled from a common platform, are the first in a new phase of exploration and infill drilling on the main Quebrada Del Diablo (QDD) zone.

Holes QD-108 and QD-109 returned two of the best intersections to date from the QDD zone, with QD-108 returning 2.5 g/t Au over 87.5 meters from surface to 87.5 meters, including 4.1 g/t Au over 30.3 meters. QD-109 returned 2.2 g/t Au over 87.0 meters from surface to 87.0 meters, including 4.2 g/t Au over 30.2 meters (see attached Map 1). Included in these results are near-surface in situ unconsolidated material, the weighted averages of which yield 1.5 g/t Au over 18.0 m at the top of QD-108 and 0.9 g/ t Au over 7.6 meters at the top of QD-109. The mineralized intervals occur in limestone, marble and intrusive-hosted breccia.

Patrick Downey, President and CEO of Viceroy Exploration Ltd., stated, "Both holes QD-108 and -109 are outside of and below the current resource area described in News Release #2004.21 of November 11, 2004. The Company is planning to drill two additional holes from this platform to further test the extent of this high grade zone.”

A summary of the significant intersections from the current diamond drill program are as follows:

			Total
Hole #	Azimuth	Dip	Depth	From	To	Interval	Au
	(O)	(O)	(meters)	(meters)	(meters)	(meters)	(g/t)
QD - 106	218.5	-33	124.8	71.8	74.0	2.2	1.8
&				85.5	88.5	3.0	1.1
QD - 107	216	+20	119.8	5.5	12.6	7.1	1.5
QD - 108	142	-50.5	240.7	0.0	87.5	87.5	2.5
Incl.				21.7	52.0	30.3	4.1
QD - 109	168	-60	227.4	0.0	87.0	87.0	2.2
Incl.				24.3	54.5	30.2	4.2

Hole QD-106, drilled into the west wall of the QDD intersected geochemically anomalous gold values from surface to the intersection of a thrust fault at 71.8 meters; of note is that the thrust returned 1.8 g/ t Au over 2.2 meters. A second fault, lower in the hole and hosted within conglomerate was also mineralized, yielding 1.1 g/t Au over 3.0 meters.

Hole QD-107, drilled above QD-106, did not intersect the mineralized faults cut in QD-106. It did, however, intersect geochemically anomalous values in limestone, limestone breccia and grey marble throughout the hole, including 1.5 g/t Au over 7.1 meters from 5.5 to 12.6 meters.

The Preliminary Economic Evaluation for the Gualcamayo gold project is proceeding and is nearing completion.

A regional exploration program has begun. It will focus on precious metal targets within the Company’s landholdings surrounding the Gualcamayo Project.

Magdalena Zone Channel Sampling

The Company also announces results from two saw-cut channels, located in the Magdalena zone (see attached Map 2). These channels are essentially continuous and are considered equivalent to drill holes. The results are as follows:

04-CN-MA-015 returned 3.6 g/t Au over the entire 15.3 meter channel length, including 5.0 g/t Au over 9.0 meters

04-CN-MA-016 returned 9.4 g/t Au over the entire 15.5 meter channel length, including 26.2 g/t Au over 2.0 meters

Quality Control

The exploration program is being conducted under the supervision of Mr. Rick Diment, P.Geo., the Company’s Qualified Person as defined under NI 43-101. All samples were collected in accordance with industry standards. Drill core and channel samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Check assays were submitted to ALS Chemex in their Santiago, Chile facility. Accuracy of results are tested through the systematic inclusion of standards, duplicates and check assays.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and advancement of its 100%-owned Gualcamayo Gold Project, in San Juan Province, Argentina. On December 6, 2004 (News Release #2004.24) the Company completed a private placement with total proceeds totalling $12.3 million.

As stated in News Release #2004.21, the main resource lies within the QDD deposit and the most recent resource estimate includes 37.1 million tonnes of 1.04 g/t Au (1.2 million ounces) using a cutoff grade of 0.5 g/t Au. An additional 11.3 million tonnes of 1.20 g/t Au (435,000 ounces) are classified as inferred. The nearby Amelia Ines deposit is estimated to contain a measured and indicated resource of 2.1 million tonnes averaging 2.82 g/t Au (192,000 ounces) using a 0.5 g/t Au cutoff grade. The combined inferred resources for Amelia Ines and the adjacent Magdalena deposit amount to 2.9 million tonnes grading 1.88 g/t Au (176,000 ounces).

For further information please contact:

Patrick G. Downey, P. Eng., President and CEO
604-669-4777

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements